SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______ to ______

Commission file number 1-5325

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Huffy Bicycles Hourly Savings Plan
225 Byers Road
Miamisburg, Ohio 45342

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huffy Corporation
225 Byers Road
Miamisburg, Ohio 45342

SIGNATURES

The Plan. *Pursuant to the requirements of the* Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Huffy Bicycles Hourly Savings Plan
(Name of Plan)

DATE June 28, 2002

/s/ Timothy G. Howard
Timothy G. Howard
The Huffy Bicycles Hourly Savings Plan
Retirement Committee Member

** Pursuant to the General Instructions of Form 11-K, the Financial Statements and Schedules are being *provided in a paper filing under cover of Form SE.*

KPMG

1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

Independent Auditors' Consent

Retirement Committee
The Huffy Bicycles Hourly Savings Plan:

We consent to the incorporation by reference to the Registration Statement (No. 33-44571) on Form S-8 of Huffy Corporation of our report dated June 19, 2002, related to the statements of net assets available for benefits of The Huffy Bicycles Hourly Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Huffy Bicycles Hourly Savings Plan.

KPMG LLP

Cincinnati, Ohio
June 19, 2002

KPMG

THE HUFFY BICYCLES HOURLY SAVINGS PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

With Independent Auditors' Report Thereon

THE HUFFY BICYCLES HOURLY SAVINGS PLAN

Table of Contents

KPMG

1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

Independent Auditors' Report

Retirement Committee
The Huffy Bicycles Hourly Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Huffy Bicycles Hourly Savings Plan ("the Plan"), as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 19, 2002

THE HUFFY BICYCLES HOURLY SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments, at fair value (note 3):			
Mutual funds	$	916,557	1,374,728
Securities of participating employer		4,693	19,001
Participant loans		268	2,396
Total assets		921,518	1,396,125
Liabilities –			
Accrued administrative expenses		2,746	—
Net assets available for benefits	$	918,772	1,396,125

See accompanying notes to financial statements.

THE HUFFY BICYCLES HOURLY SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Investment income (loss):			
Net depreciation in fair value of investments (note 3)	$	(227,865)	(363,010)
Interest and dividends		18,232	112,099
		(209,633)	(250,911)
Benefits paid to participants		264,944	353,952
Administrative expenses		2,776	1,555
		267,720	355,507
Net decrease		(477,353)	(606,418)
Net assets available for benefits:			
Beginning of year		1,396,125	2,002,543
End of year	$	918,772	1,396,125

See accompanying notes to financial statements.

(1) Description of Plan

The following description of The Huffy Bicycles Hourly Savings Plan, as amended and restated effective January 1, 1992 (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Huffy Bicycle Company (the "Company"), a division of Huffy Corporation. Employees who are members of the United Steel Workers of America, Local Union No. 5369 (the "Union") and have attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

During 1998, the Company announced and completed its plan to close the Celina, Ohio manufacturing facility, which resulted in the termination of all union employees. The Plan remains in effect for those participants who have elected to defer a distribution of their account balance to a future date. Participants making such an election can continue to manage their investments but may not make any new contributions.

The Company has a Trust Agreement with Reliance Trust Company regarding the operation and management of the trust fund. The plan participants are offered 9 mutual fund investment options with varying degrees of risk and an option to invest in the Huffy Corporation Common Stock Fund. The 10 investment options available under the Plan are listed below:

- Huffy Corporation Common Stock Fund – Funds are invested in common stock of Huffy Corporation. The fund also holds a limited amount of cash equivalents.
- EuroPacific Growth Fund – Funds are managed for capital growth, primarily through investment in securities of issuers domiciled outside the United States.
- MFS Fixed Fund – Funds are managed for capital preservation with a relatively predictable annual return through investment in guaranteed investment contracts.
- MFS Bond Fund – Funds are managed for a high level of current income and to protect shareholders' capital through investment in corporate and governmental debt securities.
- American Balanced Fund – Funds are managed for a balance of capital growth, current income and conservation of capital through investment in a well-diversified portfolio comprised of both stocks and bonds.
- Barclays Global Investors S&P 500 Stock Fund (replaced Vanguard 500 Index Fund effective December 11, 2001) – Funds are invested in the Standard & Poor's 500, which emphasizes stocks of large U.S. companies.
- Massachusetts Investors Trust – Funds are managed for long-term capital growth and current income through investment in income-producing equity securities.

(Continued)

- PIMCO Total Return Fund (replaced Vanguard Inter-Term Bond Index Fund effective December 11, 2001) – Funds seek total return consistent with preservation of capital.
- MFS Mid-Cap Growth Fund (replaced MFS Emerging Growth Fund effective December 11, 2001) – Funds are managed for long-term capital growth through investment in common stocks of companies with medium market capitalization.
- Franklin Balance Sheet (replaced Franklin Small Cap Growth Fund effective December 11, 2001) – Funds seek total return through investment in equity securities judged to be undervalued.

(b) Contributions

During 2001 and 2000, no contributions were made to the Plan.

(c) Participant Accounts

Each participant's account is credited with the participant's allocation of the net Plan earnings, and charged with an allocation of administrative expenses.

Investment income is reinvested in the same fund in which it was earned. Net Plan earnings are allocated to each participant's account, on a daily basis, based upon the earnings (or losses) of the particular fund or funds in which the participant's account is invested.

(d) Vesting

All participants are vested in their contributions, plus actual earnings thereon.

(e) Benefit Payments

Benefits under the Plan are distributable upon death, disability, retirement, or termination of employment. Upon approval by the Plan administrator, participants may also make withdrawals from after-tax contributions.

(f) Loans

All loans bear interest at 1% over the prime rate on the effective date of the loan and the interest rate is fixed for the entire repayment period.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(Continued)

(b) ***Investments***

Participants' loans are recorded at the unpaid principal balances of the individual loans which approximate fair value. All other investments are recorded at fair value based on quoted market prices from published sources. Purchases and sales of investments are recorded on a trade-date basis.

(c) ***Administrative Expenses***

Trustee fees and other expenses are paid by the Plan.

(d) ***Use of Estimates***

The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements. Actual results could differ from those estimates and assumptions.

(e) ***Participant-Directed Investments***

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters* (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan has adopted SOP 99-3 for the Plan year ending December 31, 2001, and as such, the 2000 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

(3) Investments

Reliance Trust Company, as trustee, is responsible for the operation and management of the trust fund. Massachusetts Financial Services, Inc. (MFS) invests all contributions in the various investment fund options as directed by the individual participants.

At December 31, 2001 and 2000, the following investments were in excess of 5% of net assets available for benefits:

		December 31, 2001	December 31, 2000
Mutual Funds:			
MFS Fixed Fund	$	65,752	108,900
American Balanced Fund		103,361	118,882
Massachusetts Investors Trust		126,799	207,043
MFS Mid-Cap Growth Fund		477,173	742,150
Barclays Global Investors S&P 500 Stock Fund		49,211	60,856

During 2001 and 2000, Plan investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

		Year ended December 31, 2001	Year ended December 31, 2000
Securities of participating employer	$	336	3,544
Mutual funds		(228,201)	(366,554)
Net change in fair value	$	(227,865)	(363,010)

(4) Non-participant Directed Investments

Information about the assets and significant components of the changes in assets relating to the non-participant directed investments is as follows:

		2001	2000
Net assets:			
Securities of participating employer	$	4,693	19,001
Accrued administrative expense		14	—
Change in net assets:			
Net appreciation		336	3,544
Benefits paid		(4,366)	(926)

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan pursuant to the collective bargaining agreement with the Union and subject to the provisions of ERISA.

(6) Federal Income Taxes

The IRS issued a determination letter on April 25, 1998, which stated that the Plan and its underlying trust qualified under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and therefore were exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan administrator, the Plan is currently being operated within the terms of the Plan, and in the opinion of the Plan's ERISA counsel, the Plan is designed to be and remains qualified under the applicable provisions of the Code. On February 28, 2002, the Company filed for a new determination letter, but has not yet received the new determination letter.

(7) Plan Amendment

Effective July 1, 2001, if a participant dies, the Retirement Committee will authorize a lump-sum distribution if the participant's balance is less than or equal to $5,000. Prior to July 1, 2001, the Retirement Committee authorized a lump-sum distribution if the participant's balance was less than or equal to $3,500.

Schedule 1

THE HUFFY BICYCLES HOURLY SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment	Fair value
Securities of participating employer:		
* Huffy Corporation Common Stock Fund	799 units of fund at cost of $12.50 per unit	$ 4,693
Mutual funds:		
* MFS Bond Fund	2,815 units of fund	34,878
* MFS Fixed Fund	65,752 units of fund	65,752
PIMCO Total Return Fund	462 units of fund	4,835
American Balanced Fund	6,521 units of fund	103,361
Barclays Global Investors S&P 500 Stock Fund	2,827 units of fund	49,211
* Massachusetts Investors Trust	7,648 units of fund	126,799
* MFS Mid-Cap Growth Fund	43,538 units of fund	477,173
Franklin Balance Sheet Fund	389 units of fund	15,556
EuroPacific Growth Fund	1,451 units of fund	38,992
Total mutual funds		916,557
Participant loans:		
* Various plan participants	1 loan to participant (interest rate of 9.5%)	268
		$ 921,518

* Denotes party-in-interest